Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (in thousands except ratio)

	2001	2002	2003	2004	2005
Computation of Earnings:
- Net Earnings from continuing operations before income taxes	$8,678	$5,761	$13,807	$21,669	$10,645
- Plus fixed charges	3,095	2,243	4,099	5,138	4,621
- Plus amortization of capitalized interest	331	376	451	488	511
- Less capitalized interest	(429)	(314)	(525)	(258)	(158)

Total earnings	$11,675	$8,066	$17,832	$27,037	$15,619
Computation of Fixed Charges:
- Interest expense and capitalized interest	$2,147	$868	$2,397	$1,863	$1,627
- Plus amortized premiums, discounts and capitalized expenses related to indebtedness	438	221	548	1,943	1,399
- Plus an estimate of the interest within rental expense	469	1,139	1,154	1,332	1,595
- Plus preference security dividends	41	15	—	—	—

Total fixed charges	$3,095	$2,243	$4,099	$5,138	$4,621
Ratio of total earnings to total fixed charges	3.77	3.60	4.35	5.26	3.38